Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 February 17, 2011

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IAU – Gold Trust [Header]

The iShares Gold Trust is not a standard ETF. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

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Profile	as of xx/xx/xxxx

NAV Summary

[Chart]

Total Net Assets			$	xxxxxxx
Sponsor’s Fee				0.25%
Shares Outstanding				xxxxxxx
Total Holdings as of xx/xx/xxxx				1
Inception Date				01/21/2005
Ounces of Gold in Trust				xxxxxxx
Tonnes of Gold in Trust [i] One metric tonne is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.				xxxxx.xx
Indicative Basket Gold Amount				xxxxx.xx
Basket Gold Amount				xxxxx.xx
NAV per IAU in Gold
[i] Current basket of gold in ounces as a percentage of inception basket size of 500 ounces.				xx.xx	%
Related Index				xxxxxxx
Net Asset Value as of xx/xx/xxxx	xx.xxx	%	$ $	xx.xx xx.xx
Price as of xx/xx/xxxx

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling toll-free 1-800-iShares (1-800-474-2737) or by visiting www.iShares.com.

Avg Annualized Total Returns (NAV)

Quarterly, as of xx/xx/xxxx

	IAU		Benchmark		IAU Market Price
1 Year	xx.xx	%	xx.xx	%	xx.xx	%
3 Year	xx.xx	%	xx.xx	%	xx.xx	%
5 Year	xx.xx	%	xx.xx	%	xx.xx	%
10 Year	xx.xx	%	xx.xx	%	xx.xx	%
Since Inception	xx.xx	%	xx.xx	%	xx.xx	%

Source: Bloomberg. The London Gold PM Fix benchmark is valued on the basis of each day’s announced price for an ounce of gold set by five market making members of the London Bullion Market Association. Prior to 12/9/2010 the benchmark is based on the Gold Futures Spot Month Settlement Price as reported by the COMEX division of the CME Group and disseminated through Bloomberg. The London Gold PM Fix price and the spot price are for illustrative purposes only and do not represent actual iShares Gold Trust performance. The London Gold PM Fix price and the spot price do not reflect any fees, transaction costs or expenses.

Fees & Expenses
Sponsor’s Fee	0.25%

Fundamentals	as of xx/xx/xxxx
Beta (vs S&P 500) [i] Beta measures the risk of the fund compared to market benchmark. Statistically, it is the covariance of the fund and benchmark, divided by the variance of the benchmark.	xxxxxxx

Standard Deviation (3 year)

[i] The Standard Deviation is the statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. It is widely applied in modern portfolio theory, where the past performance of securities is used to determine the range of possible future performance, and a probability is attached to each performance.

xxxxxxx

Premium/Discount	as of xx/xx/xxxx

Premium/Discount

[i] The Premium/Discount table presents information about the difference between the daily market price for shares of the Trust and the Trust’s net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00 pm Eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of the Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in

	xx.xx	%

losses on your investment at the time of disposition of your shares.
NAV [i] NAV is the price per share at which the Trust issues and redeems shares, calculated by the Trust accountants.	$	xxx.xxx

Mid-Point

[i] The Bid/Ask Mid-point (Market Price) is the midpoint between the highest and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00pm Eastern time)

	$	xxx.xxx
Closing Price [i] The Closing Price is the price of the last reported trade on any major market.	$	xxx.xxx

Trading Information

Ticker [i] The Exchange Trading Symbol is used to find the price at which the Trust last traded on the stock exchange it is listed on. Shares of the Trust trade on the NYSE Arca Exchange.	IAU
Related Index	GOLDLNPM
NAV	IAU.NV
Underlying Trading Value	IAU.IV
Shares Outstanding	IAU.SO
CUSIP	464285105

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares.

Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares® Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

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Overview  |  Documents

IAU – Gold Trust [Header]
[pdf icon] Fact Sheet

[pdf icon] Prospectus
[excel icon] Historical Returns
[excel icon] NAV/Index History
[excel icon] Historical Data

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